Exhibit 99.1

Allot Communications Announces the Appointment of
Mr. Alberto Sessa as New Chief Financial Officer

HOD HASHARON, Israel, November 29, 2016. Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT) (the “Company” or “we”), a leading global provider of security and monetization solutions that enable service providers to protect and personalize the digital experience, today announces the appointment of Mr. Alberto Sessa as the Company’s new Chief Financial Officer. Mr. Sessa will replace Mr. Shmuel Arvatz, Allot’s current CFO, who is leaving to become the CFO of a privately-held company.

Alberto brings more than 20 years of experience, great talent and skill both in finance and business leadership in the hi-tech industry,” said Andrei Elefant, Chief Executive Officer of Allot. “Alberto will contribute to our capabilities in finance, operations, investor relations and business strategy. On behalf of the board of directors and Allot’s management, I wish to thank Shmuel for his outstanding service, directing the finance and investor relations teams and being a vital contributor to our company. We all wish him luck with his future endeavors.”

Prior to joining Allot, since 2009, Mr. Sessa served as the CFO of Flash Networks, a leading provider of optimization solutions. Prior to joining Flash, between 2007 and 2009 Alberto served as the CFO of ARA Minerals. He also served as Vice President, Finance at Amdocs Management Ltd. between 2000 and 2007. Between 1996 and 1999, Alberto served as Group Corporate CFO at a privately held international group of companies. Alberto holds a B.A. in Statistics and Economics and an M.B.A both from the Hebrew University in Jerusalem.

“I am thrilled at the opportunity to join Allot, as the dominant leader in its field and a successful company with a proven track record,” said Alberto Sessa, Allot’s new Chief Financial Officer. “I am looking forward to contributing the knowledge and perspective I have gained from my experience in the industry to support Allot in its future growth and development,” he added.

About Allot Communications

Allot Communications (NASDAQ: ALLT, TASE: ALLT) is a leading provider of security and monetization solutions that enables service providers to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director of Marketing Communications +972 (9) 761 9171 sorr@allot.com